Exhibit 99.1

DAQO NEW ENERGY CORP.

F-1

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND SEPTEMBER 30, 2014

(In U.S. dollars, except share data)

	As of December 31, 2013	As of September 30, 2014
ASSETS:
Current assets:
Cash and cash equivalents	$7,831,084	$12,611,947
Restricted cash	8,826,110	17,410,074
Accounts receivable, net of allowance for doubtful accounts of $7,160,782 and $3,424,366 as of December 31, 2013 and September 30, 2014	9,909,662	6,848,729
Notes receivables	15,929,627	36,752,248
Prepaid expenses and other current assets	23,870,690	12,128,970
Advances to suppliers	860,546	2,401,354
Inventories	10,500,256	11,314,047
Amount due from related parties	13,416,452	9,523,297

Total current assets	91,144,427	108,990,666

Property, plant and equipment, net	488,504,183	517,946,921
Prepaid land use rights	30,377,493	29,487,807
Other non-current assets	173,440	171,060

TOTAL ASSETS	$610,199,543	$656,596,454

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$118,870,857	$129,872,718
Accounts payable	17,695,490	14,601,266
Notes payable	1,573,646	28,655,861
Advances from customers	13,217,775	9,566,995
Payables for purchases of property, plant and equipment	51,766,695	37,308,771
Accrued expenses and other current liabilities	7,461,621	8,530,082
Amount due to related parties	88,537,790	74,684,185

Total current liabilities	299,123,874	303,219,878
Long-term borrowings	134,870,287	116,564,967
Advance from customers	11,924,121	4,616,813
Deferred government subsidies	26,954,700	27,025,148

Total liabilities	472,872,982	451,426,806

Commitments (Note 17)

F-2

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2013 AND SEPTEMBER 30, 2014

(In U.S. dollars, except share data)

	As of December 31, 2013	As of September 30, 2014
EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares;
$0.0001 per value 500,000,000 shares authorized as of December 31, 2013 and September 30, 2014 , respectively; 175,714,103 and 240,714,103 shares issued as of December 31, 2013 and September 30, 2014, respectively and 173,427,853 and 223,577,853 shares outstanding as of December 31, 2013 and September 30, 2014, respectively	17,343	22,358
Additional paid in capital	146,676,163	202,983,882
Retained accumulated losses	(32,667,469)	(19,624,288)
Accumulated other comprehensive income	23,699,196	22,186,368
Treasury Stock, at cost (2,286,250 and 2,286,250 shares as of December 31, 2013 and September 30, 2014, respectively)	(398,672)	(398,672)
Total Daqo New Energy Corp. shareholders’ equity	137,326,561	205,169,648
Noncontrolling interest	—	—
Total equity	137,326,561	205,169,648
TOTAL LIABILITIES AND EQUITY	$610,199,543	$656,596,454

See notes to unaudited condensed consolidated financial statements.

F-3

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

	For the nine months ended September 30,
	2013	2014

Revenues	71,960,751	133,099,930
-Sales to third parties	56,805,859	111,538,097
-Sales to related parties	8,691,577	13,361,026
-Service fee	6,463,315	8,200,807
Cost of revenues	99,022,311	102,397,164
Gross (loss) profit	(27,061,560)	30,702,766
Operating expenses:
Selling, general and administrative expenses	14,116,823	5,554,943
Research and development expenses	2,242,606	1,331,265
Other operating income	(5,286,349)	(605,602)
Long-lived asset impairment	158,424,827	—
Total operating expenses	169,497,907	6,280,606
(loss) income from operations	(196,559,467)	24,422,160
Interest expense	15,150,183	11,622,300
Interest income	101,202	298,887
Exchange (gain) loss	(10,021)	55,566
Income (loss) before income taxes	(211,598,427)	13,043,181
Income tax expense	1,212,309	—
Net (loss) income	(212,810,736)	13,043,181
Net (loss) attributable to non-controlling interest	(149,881,562)	—
Net (loss) income attributable to Daqo New Energy Corp. ordinary shareholders	$(62,929,174)	$13,043,181

NET (LOSS) EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	$(0.36)	$0.07

Diluted—ordinary shares	$(0.36)	$0.06

ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	172,955,579	200,643,909

Diluted—diluted shares	172,955,579	205,664,904

See notes to unaudited condensed consolidated financial statements.

F-4

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

	For the nine months ended September, 30
	2013	2014
Net (loss) income	$(212,810,736)	$13,043,181
Other comprehensive income (loss):
Foreign currency translation adjustments	4,532,901	(1,512,828)
Total other comprehensive income (loss)	4,532,901	(1,512,828)
Comprehensive (loss) income	(208,277,835)	11,530,353
Comprehensive (loss) attributable to noncontrolling interest	(148,274,720)	—
Comprehensive (loss) income attributable to Daqo New Energy Corp. shareholders	$(60,003,115)	$11,530,353

See notes to unaudited condensed consolidated financial statements.

F-5

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 AND NINE MONTHS ENDED SEPTEMBER 30, 2014

(In U.S. dollars, except share data)

						Accumulated
				Additional	Retained	other
	Ordinary shares		Treasury	paid in	accumulated	comprehensive	Noncontrolling
	Number	$	stock	capital	losses	income	interest	Total
Balance at December 31, 2012	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	138,772,130	340,877,413

Net loss	—	—	—	—	(62,929,173)	—	(149,881,562)	(212,810,735)
Other comprehensive income	—	—	—	—	—	2,926,059	1,606,842	4,532,901
Share-based compensation	—	—	—	1,288,794	—	—	—	1,288,794
Options Exercise	547,920	55	95,820	38,678	—	—	—	134,553
Balance at September 30, 2013	173,425,353	$17,343	$(399,108)	$146,083,374	$(24,653,158)	$22,477,065	$(9,502,590)	$134,022,926

Balance at December 31, 2013	173,427,853	17,343	(398,672)	146,676,163	(32,667,469)	23,699,196	—	137,326,561
Net Income					13,043,181			13,043,181
Other comprehensive loss						(1,512,828)		(1,512,828)
Share-based compensation				1,642,618				1,642,618
Follow-on equity offering	50,000,000	5,000		54,633,036				54,633,036
Exercise of Options	150,000	15		37,065				37,080

Balance at September 30, 2014	223,577,853	22,358	(398,672)	202,983,882	(19,624,288)	22,186,368	—	205,169,648

See notes to unaudited condensed consolidated financial statements.

F-6

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

	For the nine months ended September, 30
	2013	2014
Operating activities:	$	$
Net (loss) income	(212,810,736)	13,043,181
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Long-lived assets impairment	158,424,827	—
Share-based compensation	1,288,795	1,642,618
Inventory write-down	5,305,701	177,596
Allowance (reversal of allowance) for bad debts	4,230,273	(3,622,321)
Depreciation of property, plant and equipment	40,275,455	20,956,076
Changes in operating assets and liabilities:
Accounts receivable	12,115,229	6,547,250
Notes receivable	(7,030,700)	(21,041,244)
Prepaid expenses and other current assets	105,198	11,414,111
Advances to suppliers	(816,238)	(1,552,618)
Inventories	(421,926)	(1,135,496)
Amount due from related parties	(5,011,959)	5,628,360
Prepaid land use rights	(34,668)	472,775
Other non-current assets	4,591,859	—
Accounts payable	2,382,202	(2,851,365)
Notes payable	(16,366,321)	27,103,812
Accrued expenses and other current liabilities	847,287	1,170,866
Advances from customers	(5,074,450)	(10,613,030)
Amount due to related parties	—	(119,148)
Deferred government subsidies	(47,801)	440,383
Deferred tax assets	1,212,309	—

Net cash (used in) provided by operating activities	(16,835,664)	47,661,806

Investing activities:
Purchases of property, plant and equipment	(14,150,282)	(72,256,692)
(Decrease)/increase in restricted cash	2,053,970	(8,705,096)

Net cash used in investing activities	(12,096,312)	(80,961,788)

Financing activities:
Advances from related parties	116,612,426	229,983,975
Repayment of amounts due to related parties	(33,240,562)	(242,732,541)
Proceeds from bank borrowings	70,963,516	115,252,336
Repayment of bank borrowings	(121,374,194)	(119,056,752)
Proceeds from options exercised	158,778	37,080
Proceeds from follow-on equity offering	—	58,000,000
Insurance cost for follow-on equity offering	—	(3,366,964)
Net cash provided by financing activities	33,119,964	38,117,134

Effect of exchange rate changes	(95,737)	(36,289)
Net increase in cash and cash equivalents	4,092,251	4,780,863
Cash and cash equivalents at the beginning of the year	6,679,024	7,831,084

Cash and cash equivalents at the end of September 30	10,771,275	12,611,947

See notes to unaudited condensed consolidated financial statements.

F-7

DAQO NEW ENERGY CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

	For the nine months ended September, 30
	2013	2014

Supplemental disclosure of cash flow information:
Interest paid	$13,742,609	$13,064,363
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$51,766,695	$37,308,771
Purchase of property, plant and equipment included in amount due to related parties	940,135	614,756

See notes to unaudited condensed consolidated financial statements.

F-8

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Xinjiang Daqo New Energy Co., Ltd (“Xinjiang Daqo”), Daqo Solar Energy North America (“Daqo America”) (which was liquidated in 2013) and Daqo New Energy Holdings (Canada) Ltd.(“Daqo Canada”) (which was liquidated in 2013) and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”) (which was deconsolidated on December 31, 2013) (collectively, the “Group”).

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo, and Xinjiang Daqo were incorporated by the Company on January 14, 2008, and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”). Daqo America was incorporated by the Company in January 2009, in California, USA. Daqo Canada was incorporated by the Company in April 2011, in Hamilton, Ontario, Canada.

Daqo New Material and the Company were under common control by Daqo New Material’s ultimate shareholders prior to November 11, 2009. Daqo New Material was established by Daqo Group, an affiliate of the Company on November 16, 2006, for the primary purpose of developing a photovoltaic business. Daqo New Material’s activities included acquiring land use rights and constructing certain polysilicon production infrastructure, including buildings and production machinery and equipment. Chongqing Daqo acquired additional machinery and equipment that are used in connection with Daqo New Material’s land and production infrastructure.

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The lease period is from July 1, 2008 to December 31, 2013, with monthly lease payments that have been renegotiated periodically and are eliminated in consolidation. The lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the lease period, Chongqing Daqo had the option to renew the lease on the same terms and conditions for an additional five-year periods. Furthermore, Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions. If the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

F-9

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Further, the Group has concluded that the arrangement results in Chongqing Daqo providing an implicit guarantee to protect Daqo Group from absorbing losses incurred by Daqo New Energy, thus Daqo New Material is considered to be a variable interest entity of Chongqing Daqo. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo and the management of Chongqing Daqo also acts as the management of Daqo New Material. Based on these factors, Chongqing Daqo has the power to control Daqo New Material and is considered the primary beneficiary of Daqo New Material. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by entities under common control at the time of the lease agreement. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest.

On December 31, 2013, Chongqing Daqo and Daqo New Material terminated the lease agreement. As a result, the Company deconsolidated Daqo New Material on December 31, 2013. As of December 31, 2013 and September 30, 2014, the Company is in the process of relocating significant production assets from Daqo New Material to its Xinjiang plant.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

a)  Basis of presentation

The Company is responsible for the unaudited condensed consolidated financial statements included in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results. The Company prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by US GAAP for annual financial statements. These statements should be read in combination with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

As of September 30, 2014, the Company’s current liabilities exceed its current assets by $194,229,212. While the Company had cash and cash equivalents of $12,611,947 and short-term borrowings of $77,740,238 will be due within one year. The current portion of long-term borrowings amounting to $52,132,480 is restricted to purchase fixed assets and required to be paid off upon due dates. Additionally, the Company has capital commitment of $35.4 million to be fulfilled in the next twelve months.

F-10

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-Continued

a)	Basis of presentation

However, the Company regards the going concern assumption as appropriate considering the following plans and actions:

·

On December 15, 2014, the Company obtained a letter of financial support from Daqo Group which has committed to provide sufficient financial support to the Company to ensure the Company has the funds required to satisfy its obligations as they come due in the normal course during the twelve months ending September 30, 2015. Further, the support letter provides that Daqo Group will not require the Company to pay the amount owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment as of September 30, 2014, before October 1, 2015.

·
·	The Company has or in the process of taking a number of cost reduction initiatives, including the new hydrochlorination system, technology improvement and polysilicon capacity expansion in Xinjiang. After the fully ramp up of the capacity of 12,150MT by the end of the second quarter of 2015, the unit production cost and cash cost expect to be approximately $12.0/kg and $9.4/kg, respectively, which is lower than current average selling price.
·
·	The Company has performed a review of its cash flow forecast for the twelve months ending September 30, 2015, and believes that its operating cash flow will be positive during the twelve months ending September 30, 2015.
·
·	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and believes it will continue to be able to do so.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

(b)	Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated on consolidation.

F-11

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-Continued

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Management has made significant estimates in a variety of areas, including but not limited to allowance for doubtful accounts, inventories valuation, useful lives and residual values of long-lived assets, impairment for long lived assets, consolidation of Daqo New Material, valuation allowances for deferred tax assets, interest capitalization, warranty accrual and certain assumption used in the computation of share-based compensation and related forfeiture rates.

(d)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables.

The Group places its cash and cash equivalents in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. The allowance for doubtful accounts is $7,160,782 and $3,424,366 as of December 31, 2013 and September 30, 2014, respectively, based on the aging of the receivables and the Company’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,		As of September 30,
Accounts receivable	2013		2014
Customer A		$1,507,576		$3,867,527
Customer B	$	*		$738,000
Customer C	$	*		$734,008
Customer D		$1,225,831	$	*
Customer E		$3,673,455	$	*

*	Represents less than 10%

F-12

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-Continued

(d)	Concentration of credit risk-continued

Sales of polysilicon to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 30% and 14% of revenues for the nine months ended September 30, 2013 and 2014, respectively. The Group was substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

The following customers accounted for 10% or more of revenues:

	For the nine months ended September 30,
	2013	2014
Customer H	$12,242,947		$19,573,703
Customer I	$8,691,577	$	*
Customer O	*		$13,391,019

*	Represents less than 10%

Furthermore, all of the Group's long-term borrowings are guaranteed by Daqo Group, our related party, who has also committed to provide financial support to meet the Group's short term borrowings obligations, other liabilities and commitments as they become due (see Note 2(a)). The Group's access to credit is significantly reliant on Daqo Group's ability and willingness to continue to provide sufficient financial support.

(e)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	30 years
Machinery and equipment	15 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	6 years

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

In 2013, the Company made the decision to relocate a majority of Chongqing’s polysilicon assets to Xinjiang. As part of the decision to make significant investment to relocate the assets, the Company revisited the expectation as to the useful lives of these assets. Based on this review, the Company determined that the condition of its major assets, having now been in operations for a meaningful percentage of the original estimated lives, were in better condition, than the original useful life expectation had predicted, accordingly, the Company engaged an independent valuation firm to assist in reassessing the remaining economic useful life of the polysilicon assets in both Chongqing and Xinjiang. The analysis was completed in the first quarter of 2014.

F-13

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-Continued

(e)	Property, plant and equipment-continued

Therefore, the Company revised the estimates of expected useful lives of long-lived assets from January 1, 2014. The useful lives of machinery and equipment were expended from 10 years to 15 years, while buildings and structures were expended from 20 years to 30 years. No changes were made to furniture, fixtures and equipment, or motor vehicles. During the nine months ended September 30, 2014, the change in useful lives reduced depreciation expense of approximately $14.0 million, majority of which was recorded in "Cost of revenues", accordingly the impact on net income and basic net income per share is $14.0 million and $0.05 per ordinary share.

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

 Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the nine months ended September 30, 2013 and 2014 was $nil and $1,428,357, respectively.

(f)	Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planed changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize.

During the nine months ended September 30, 2013 and 2014, the impairment changes were $158,424,827 and nil, respectively. The impairment loss incurred during the nine months ended September 30, 2013 was related to the buildings and plant of polysilicon asset group in Chongqing Daqo and Daqo New Material, and was triggered primarily by the significant decrease in average selling prices for polysilicon and the Group's decision of relocating significant machinery and equipment located at Chongqing Daqo to Xinjiang Daqo as a part of its expansion plan. As for the wafer asset group, the Company concluded the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the wafer asset group substantially exceeded the carrying amount, and no impairment was recognized during the nine months ended September 30, 2013 and 2014.

(e)	Variable Interest Entity

The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. In the event that the Company is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company's Consolidated Financial Statements. The equity interest of Daqo New Material (the "VIE") is wholly owned by Daqo Group, which has been presented as non-controlling interest on the consolidated balance sheets.

F-14

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-Continued

(f)	Recently issued accounting pronouncements

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

·	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.
·	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.
·	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

·	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.
·	An explanation of the reasons for significant changes.

The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

F-15

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

3.	EXIT and DISPOSAL ACTIVITIES

Relocation of Polysilicon Operations to Xinjiang

As of December 31, 2013, the Company had a plan to expand the capacity at the Xinjiang plant and is in the process of relocating significant production assets, with a carrying value of $ 144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Company determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the expansion plan. Therefore, the Company recorded an impairment charge in connection with this decision of $158.4 million in the second quarter of 2013 and subsequently terminated its lease arrangement with Daqo New Material on December 30, 2013. The Company expects to complete the relocation by the end of the second quarter of 2015, and approximately $2.5 million of expected relocation costs will occur. As of December 31, 2013, the Company has incurred approximately $0.8 million in employee termination costs and $0.5 million in connection with relocation costs, all of which were recorded in selling, general and administrative expenses. During the nine months ending September 30, 2014, additional $0.6 million relocation cost occurred, which was recorded in selling, general and administrative expenses. No material liabilities, including contract termination costs, are recorded in connection with this relocation plan as of December 31, 2013 and September 30, 2014.

4.	FOLLOW-ON EQUITY OFFERING

In May 2014, the Company issued and sold 2,000,000 America depositary shares ("ADSs"), representing 50,000,000 ordinary shares, through a follow-on public offering. The proceeds, net of issuance cost of $3.4 million, were $54.6 million.

5.	ALLOWANCES FOR DOUBTFUL RECEIVABLES

Analysis of allowances for accounts receivable is as follows:

	As of December 31,	As of September 30,
	2013	2014
Beginning of the year	$1,592,467	$7,160,782
Allowances (reversals) made during the year	5,482,019	(3,622,321)
Foreign exchange effect	86,296	(114,095)
Closing balance	$7,160,782	$3,424,366

6.	PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	As of December 31,	As of September 30,
	2013	2014
Spare parts	$6,264,805	$6,159,125
Prepaid value added tax (“VAT”)	13,546,880	5,408,717
Prepaid insurance fee	1,016,625	71,317
Others	3,042,380	489,811
Total	$23,870,690	$12,128,970

F-16

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

7.	INVENTORIES

Inventories consist of the following:

	As of December 31,	As of September 30,
	2013	2014
Raw materials	$2,084,050	$1,801,628
Work-in-process	4,666,821	4,909,452
Finished goods	3,749,385	4,602,967
Total	$10,500,256	$11,314,047

Inventory write-down was $5,305,701 and $177,596 for the nine months ended September 30, 2013 and 2014, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of December 31,	As of September 30,
	2013	2014
Cost
Buildings and plant	$235,690,310	$232,739,777
Machinery and equipment	355,429,034	356,677,850
Furniture, fixtures and equipment	21,329,752	17,198,867
Motor vehicles	262,562	260,279
Less: Accumulated depreciation	(145,031,714)	(164,088,834)
Property, plant and equipment, net	467,679,944	442,787,939
Construction in process	20,824,239	75,158,982
Total	$488,504,183	$517,946,921

Depreciation expense was $40,275,455 and $20,956,076 for the nine months ended September 30, 2013 and 2014, respectively.

The Company recognized impairments for long-lived assets of $158,424,827 during the nine months ended September 30, 2013 and there is no impairment recognized during the nine months ended September 30, 2014.

F-17

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

9.	BORROWINGS

The Group’s bank borrowings consisted of the following:

	As of December 31,	As of September 30,
	2013	2014
Short-term bank borrowings	$68,821,014	$77,740,238
Long-term bank borrowings, current portion	50,049,843	52,132,480
Total borrowings, current	118,870,857	129,872,718
Long-term bank borrowings, non-current portion	134,870,287	116,564,967
Total	$253,741,144	$246,437,685

 Short-term borrowings

The Group’s short-term bank borrowing consisted of the following:

	As of December 31,	As of September 30,
	2013	2014
Short-term borrowing guaranteed by Daqo Group and Mr. Guangfu Xu and Mr. Xiang Xu	28,080,770	27,695,380
Short-term borrowing guaranteed by Daqo Group and a third party	11,562,670	11,403,980
Short-term credit borrowing	29,177,574	38,640,878
Total	$68,821,014	$77,740,238

The Company has $18.2 million and $17.9 million of short-term bank facilities with various banks available as of December 31, 2013 and September 30, 2014, respectively.

The average interest rate on the short-term bank borrowing was 6.4% and 6.5% as of December 31, 2013 and September 30, 2014, respectively.

Long-term borrowings

The major bank borrows are as follows:

On January 21, 2009, Chongqing Daqo entered into a six-year long term facility agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $65.1 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of September 30, 2014, Chongqing Daqo had drawn down $65.1 million (RMB400 million), repaid $58.6 million (RMB360 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

F-18

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

9.	BORROWINGS-Continued

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $65.1 million (RMB400 million). As of September 30, 2014, Chongqing Daqo drew down $61.9 million (RMB380 million), including: $21.2 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $40.7 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo used the remaining facility of $3.3 million (RMB20 million) through use of bank acceptance notes. As of September 30, 2014, Chongqing Daqo had repaid 26.7 million (RMB164 million) and had no facility available for future draw down. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s land use right, which has a book value of $2.1 million (RMB13 million). The facility contains a covenant which requires the Company to maintain a certain debt to asset ratio, which Chongqing Daqo was in compliance with as of December 31, 2013 and September 30, 2014.

On September 30, 2011, Xinjiang Daqo entered into a six-year bank borrowing agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount of $159.6 million (RMB980 million) and bears interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing contains a debt to asset ratio financial covenant, which Xinjiang Daqo was in compliance with as of September 30, 2014. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. As of September 30, 2014, Xinjiang Daqo had drawn down $122.2 million (RMB750 million) and repaid $9.8 million (RMB 60 million), so Daqo still had $37.5 million (RMB230 million) facility available for future draw down. The loan was in compliance with the covenants as of September 30, 2013 and September 30, 2014.

On October 26, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $40.0 million (RMB 245.5 million) and bears interest at three to five-year long term interest rate issued by People’s Bank of China plus 10%. The borrowing is guaranteed by Daqo Group, and two directors of the Company. As of September 30, 2014, Chongqing Daqo had drawn down $40.6 million (RMB 245.5 million) and repaid $25.4 million (RMB 156 million). There are no financial covenants associated with the facility.

The weighted average interest rate as of December 31, 2013 and September 30, 2014 for the Group’s long-term bank borrowings was 7.2% and 6.9%, respectively.

The principal maturities of these long-term bank borrowings as of September 30, 2014 are as follows:

December 31,	Amount
2014	$21,015,906
2015	69,482,821
2016	40,728,500
2017	37,470,220
Total	$168,697,447

\

F-19

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of September 30,
	2013	2014
Accrued payroll and welfare	$2,588,312	$2,957,303
Accrued professional fees	624,825	481,771
Other tax payable	1,378,963	2,360,987
Interest payable	305,087	153,672
Government subsidy	908,496	—
Accrued freight	196,033	257,082
Others	1,459,905	2,319,267
Total	$7,461,621	$8,530,082

11.	ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long and short portion respectively:

	As of December 31,	As of September 30,
	2013	2014
Customer E*	$15,987,573	$9,308,736
Customer F	4,220,355	3,364,155
Customer G	2,996,550	1,086,393
Others	1,937,418	424,524
Total	$25,141,896	$14,183,808
Less: Current portion of Advance from customers	$13,217,775	$9,566,995
Long term advance from customers	$11,924,121	$4,616,813

* Pursuant to the terms of the Company's revised supply agreement with this customer the Company will deliver monthly amounts of polysilicon, totaling no less than $0.4 million from April 2014 to September 2016, or until such time as the advance has been fully utilized.

F-20

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

12.	FAIR VALUE MEASUREMENTS

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2013 and September 30, 2014:

	As of December 31, 2013		As of September 30, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term bank borrowing, non-current portion	$134,870,287	$124,047,823	$116,564,967	$108,740,003

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition:

	For the nine months ended September 31, 2013
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets held and used	$324,921,592	$—	$166,496,765	$—	$158,424,827

During the nine months ended September 30, 2013, long-lived assets held and used with a carrying amount of $324 million were written down to their fair value of $166 million, resulting in an impairment charge of $158 million, about $143 million of this amount related to Daqo New Material. Based on the nature of the property being assessed, buildings and land use rights, the fair value was estimated using direct comparison method under the market approach. The direct comparison method is a set of procedures in which a value indication is derived by comparing the real estate being appraised to similar real estate that have been sold recently. Then applying appropriate units of comparison and making adjustments to the sale prices of the comparable based on the elements of comparison such as differences in location, size, decoration and year of completion, etc. to derive at the fair value of the real estate.

 No assets and liabilities that were measured at fair value for the nine months ended September 30, 2014.

F-21

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

13.	INCOME TAXES

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with ASC No. 740-270 “Income tax— Interim reporting". As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision (benefit) during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

  The Group's effective tax rate for the nine months periods ended September 30, 2013 and 2014 was 0.6% and 0.0% respectively.

14.	SHARE BASED COMPENSATION

On August 5, 2009, the Company adopted the 2009 Share Incentive Plan (the “Option Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Company’s business. As of December 31, 2009, share options to purchase of no more than 15,000,000 ordinary shares were authorized and 5,350,000 share options were granted under the Option Plan.

 During the nine months ended September 30, 2013 and 2014, the Company granted 140,000 and 6,274,166 share options respectively to its officers, directors and employees, respectively.

F-22

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

14. SHARE BASED COMPENSATION-Continued

On April 3, 2013, the Company modified the exercise price for a total number of 6,796,975 options granted before to $0.25, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for four batches granted on October 31, 2009, October 6, 2010, December 3, 2010, January 9, 2012 was $0.11, $0.12, $0.11 and $0.13, respectively. The total incremental cost associated with the modification was $191,000, of which $153,085 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $37,915 will be recognized over a weighted-average period of 1.21 years.

On April 3, 2013, the Company granted options to acquire 140,000 ordinary shares to an independent director pursuant to the Option Plan. Thirty percent (30%) of the options will vest one year following the service inception date, thirty percent (30%) of the options will vest on the second year of service inception date, and the remaining forty percent (40%) of the options will vest on the third anniversary of the service inception date. The exercise price is $0.25.

On January 28, 2014, the Company granted options to acquire 566,666 ordinary shares to independent directors of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in twenty-four equal installments over the next two years. The exercise price is $1.49.

On January 28, 2014, the Company granted options to acquire 5,707,500 ordinary shares to employees and executive officers of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in thirty-six equal installments over the next three years. The exercise price is $1.49.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

F-23

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

14. SHARE BASED COMPENSATION-Continued

The following assumptions were used in the Binomial option pricing model:

	Nine months Ended September, 2013
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post-vesting forfeiture rate
April 3, 2013	2.29%	2.8 times	51.8%	0%	3%

	Nine months Ended September, 2014
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post-vesting forfeiture rate
January 28, 2014	2.77%	3.0~3.5 times	93.0%	0%	3-9.5%

The risk-free rate of return is based on the yield curve of China USD sovereign bond commensurate with the same maturity at the respective grant dates. The exercise multiple is estimated by reference to the proprietary research and empirical studies. The expected volatility is based on the average of historical daily annualized share price volatility of 6 comparable companies over a normalized period that commensurate with the option life of 10 years. The post-vesting forfeiture rate is based on the historical data and management’s best estimation.

A summary of the aggregate option activity and information regarding options outstanding as of September 30, 2014 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2014 (after modification of exercise price)	6,371,250	$0.25
Granted	6,274,166	$1.49
Forfeited	(105,000)	$1.49
Exercised	(150,000)	$0.25
Options outstanding on September 30, 2014	12,390,416	$0.87	7.51	$10,487,398
Options vested or expected to vest on September 30, 2014	8,533,983	$0.47	6.30	$10,582,575
Options exercisable on September 30, 2014	7,201,896	$0.51	6.35	$8,630,797

The share-based compensation charge related to the share options of approximately$1,305,150 and $1,646,281 was recognized by the Company for the nine months ended September 30, 2013 and 2014, respectively.

The weighted average grant date fair value of options granted during the nine months ended September 30, 2013 and 2014 was $0.11 and $0.98, respectively.

F-24

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

As of September 30, 2014, there was approximately $5.3 million in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 3.16 years.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	Daqo Group and the Company are controlled by same group of shareholders.
Zhengjiang Daqo Solar Co. Ltd(“Zhenjiang Daqo)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo	An affiliated company which was 100% held Daqo Group
Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which is 100% held by Daqo Group, and was consolidated by the Company as VIE on December 31, 2013

(2)	Related party balances:

The balance with Daqo Group and its subsidiaries was as follows:

The balances due from related parties mainly include amount due from Zhenjiang Daqo for the sales of wafer and polysilicon and Daqo Group for the consideration for the transfer of 100% ownership of Nanjing Daqo. Such balances are unsecured, interest-free, and are payable on demand. The balances are as follows:

	As of December 31,	As of September 30,
	2013	2014
Amount due from related party
Zhenjiang Daqo	$6,898,980	$1,151,359
Daqo Group	6,465,561	6,935,700
Others	51,911	1,436,238
Total	$13,416,452	$9,523,297

Balances due to related parties related to interest free loans received primarily for working capital purposes from Daqo Solar, Xinjiang Daqo Investment and Daqo New Material, wholly-owned subsidiaries of Daqo Group. The balances are payable on demand and are as follows:

	As of December 31,	As of September 30,
	2013	2014
Amount due to related party
Daqo Group	$461,796	$1,303,377
Xinjiang Daqo Investment	18,482,300	21,395,707
Nanjing Daqo	1,651,810	—
Daqo Solar	66,750,009	43,310,377
Daqo New Material	—	8,059,967
Others	1,191,875	614,757
Total	$88,537,790	$74,684,185
F-25

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES-Continued

(3)	The transactions with Daqo Group and its subsidiaries were as follows:

Name of Related parties	Nature	2013	2014
Daqo Group	Purchase-Fixed asset	$7,586,517	$488,742
	Financing-cash in	830,331	8,940,616
	Financing-cash out	-	8,110,285
Zhenjiang Daqo	Sales	8,691,577	4,387,248
Daqo Solar	Sales	-	8,973,778
	Financing-cash in	71,485,351	128,831,023
	Financing-cash out	9,594,639	150,210,334
Nanjing Daqo	Related party interest bearing loan	1,869,360	-
	Interest charged	116,681	-
	Financing-cash out	-	2,270,880
Xinjiang Daqo Investment	Financing-cash in	44,296,744	83,969,041
	Financing-cash out	23,645,923	80,750,864
Daqo New Material	Rental expense	-	802,918
	Financing-cash in	-	8,243,295
	Financing-cash out	-	1,390,178
Others subsidiaries under Daqo Group	Purchase-Fixed asset	31,691	1,125,674
	Purchase-Raw material	-	7,494
	Service expense	-	68,580
Total	Sales	$8,691,577	$13,361,026
	Purchase-Fixed asset	$7,618,208	$1,614,416
	Purchase-Raw material	$-	$7,494
	Rental expense	$-	$802,918
	Service expense	$-	$68,580
	Interest expense	$116,681	$-
	Proceeds from interest free loans	$116,612,426	$229,983,975
	Repayment of interest free loans	$33,240,562	$242,732,541

F-26

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

16.	EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	For the nine months ended September 30,
	2013	2014
Numerator used in basic and diluted earnings per share:
Net (loss) income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$(62,929,174)	$13,043,181
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share—basic	172,955,579	200,643,909
Plus: share options	—	5,020,995
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	172,955,579	205,664,904
NET (LOSS) INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$(0.36)	$0.07
NET (LOSS) INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$(0.36)	$0.06

Outstanding employee options totaling of 6,371,250 and 6,169,166 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

17.	COMMITMENTS

Capital commitments

As of September 30, 2014, commitments outstanding for the purchase of property, plant and equipment approximated $35.4 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The Group has operating lease commitments principally for facility in Daqo New Material. The lease expense was $105,961 and $844,075 for the nine months ended September 30, 2013 and 2014, respectively.

Future minimum lease payments are as follows:

For the years ended December 31,	USD
2014	267,660
2015	1,070,639
2016	1,070,639
Total	$2,408,938

F-27

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

18.	VARIABLE INTEREST ENTITY

The equity interests in Daqo New Material, the VIE, are funded by Daqo Group. Daqo New Material was structured to acquire land use rights and to erect certain facilities for the future use of the Group.

The lease agreement with the VIE is structured such that Chongqing Daqo protect Daqo Group from potential losses from Daqo New Material. As a result of this agreement, Chongqing Daqo is the primary beneficiary of Daqo New Material. Lease income and expenses and associated receivables and payables are eliminated upon consolidation as intercompany transactions. Net income of the VIE is reflected as an adjustment to noncontrolling interest. The Company relies on the lease agreements with Daqo New Material for material property, plant and equipment necessary for production. If Daqo New Material fails to perform or terminates the lease agreement for any reason, including, for example, due to its breach of the agreement or the unavailability of any required governmental approvals, or if it refuses to extend or renew the lease agreement when the agreement expires, and the Company cannot find an immediately available alternative source for leasing similar property, plant and equipment, then the Company’s ability to carry on the operations will be impaired. If Daqo New Material fails to perform its obligations, the Company may need to initiate legal procedures to enforce the agreement.

On December 31, 2013, Chongqing Daqo and Daqo New Material terminated this lease agreement. As a result of the change, Chongqing Daqo no longer has the power to direct the activities that most significantly impact Daqo New Material's operations, and as such Chongqing Daqo ceased to be the primary beneficiary of Daqo New Material and deconsolidated the entity on the date the lease arrangement was terminated, December 30, 2013. No gain or loss was recorded on termination of VIE arrangement. After deconsolidation, Daqo New Material remains a related party of the Group. On January 1, 2014, Chongqing Daqo signed a new operating lease agreement with Daqo New Material with respect to certain limited facilities, including the dining hall, office space and portions of the employee dormitory which it uses for its wafer business located nearby. The term of the lease is three years and the annual rental for these facilities is approximately $1 million.

Daqo New Material leased all of its assets for use in the Group’s operations. Significant assets, liabilities, revenues, operating costs and expenses and net income of the VIE are as follows:

	For the nine months ended September 30,
	2013		2014
Revenues	$-	*	$	N/A
Operating costs and expenses	$149,881,562		$	N/A
Net loss	$(149,881,562)		$	N/A

* The lease term was amended at the beginning of 2013 and reduced the rent to $0 per month and was later terminated on December 30, 2013.

F-28

DAQO NEW ENERGY CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(In U.S. dollars, except share data)

19.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following entering into the wafer business in 2011, the Group operated and viewed its performance in two segments. Furthermore, the Group's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarized the Company’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially all located in the PRC.

The following table summarizes the Group’s revenue by segment:

For the nine months ended September 30, 2013	Polysilicon	Wafer	Elimination	Total
Revenue - External	$50,725,532	$21,235,219	$—	$71,960,751
Revenue - Intersegment	9,354,297	—	(9,354,297)	—
Total revenue	60,079,829	21,235,219	(9,354,297)	71,960,751
Total Cost	87,016,677	21,359,931	(9,354,297)	99,022,311
Gross loss	$(26,936,848)	$(124,712)	$—	$(27,061,560)

For the nine months ended September 30, 2014	Polysilicon	Wafer	Elimination	Total
Revenue - External	$93,951,366	$39,148,564	$—	$133,099,930
Revenue - Intersegment	19,188,662	—	(19,188,662)	—
Total revenue	113,140,028	39,148,564	(19,188,662)	133,099,930
Total Cost	86,477,229	33,799,568	(17,879,633)	102,397,164
Gross profit	$26,662,799	$5,348,996	$(1,309,029)	$30,702,766

The following customers accounted for 10% or more of revenues:

	For the nine months ended September 30,
	2013	2014
Customer H	$12,242,947		$19,573,703
Customer I	$8,691,577	$	*
Customer O	*		$13,391,019

*	Represents less than 10%

F-29